Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278-02

February 24, 2025

NSTAR Electric Company

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	NSTAR Electric Company doing business as Eversource Energy
Security:	$400,000,000 4.85% Debentures due 2030
Principal Amount:	$400,000,000
Maturity Date:	March 1, 2030
Coupon:	4.85%
Benchmark Treasury:	4.250% due January 31, 2030
Benchmark Treasury Price / Yield:	100-01 / 4.242%
Spread to Benchmark Treasury:	65 basis points
Yield to Maturity:	4.892%
Price to Public:	99.814% of the principal amount
Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing September 1, 2025
Redemption Provisions:	Make-whole call at any time prior to February 1, 2030 (one month prior to the Maturity Date) at a discount rate of Treasury plus 10 basis points and on or after such date at par
Trade Date:	February 24, 2025
Settlement Date*:	February 26, 2025 (T+2)
CUSIP / ISIN:	67021C AX5 / US67021CAX56
Expected Ratings**:	A2 (Moody’s); A- (S&P); A (Fitch)
Global Coordinators	Goldman Sachs & Co. LLC Mizuho Securities USA LLC
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC PNC Capital Markets LLC RBC Capital Markets, LLC
Co-Managers:	Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities in the secondary market prior to the date that is one business day before the settlement date will be required, by virtue of the fact that the Securities will initially settle T+2 (on February 26, 2025) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Securities who wish to trade Securities prior to the date that is one business day before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526; Mizuho Securities USA LLC toll-free at (866) 271-7403; BNY Mellon Capital Markets, LLC; PNC Capital Markets LLC toll-free at (855) 881-0697; or RBC Capital Markets, LLC toll-free at (866) 375-6829.